SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                                (Name of Issuer)

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Michael S. Rome
                   Lazard Alternative Strategies Fund, L.L.C.
                              30 Rockefeller Plaza
                          New York, New York 10112-6300
                            Telephone: (212) 632-1584


   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                October 27, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

----------------------    --------------    --------------------       ---------
Transaction Valuation:    $20,000,000(a)    Amount of Filing Fee       $1,618(b)
----------------------    --------------    --------------------       ---------


(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)      Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,618
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-78233
Filing Party:  LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
Date Filed:  October 27, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[x]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

         This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed October 27, 2003 by Lazard Alternative Strategies Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $20,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on October 27, 2003.

         This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, Eastern Time, on November 26, 2003.

         2. The Valuation Date of the Interest tendered pursuant to the Offer was December 31, 2003.

         3. $300,000.00, representing a portion of the Interest of the sole Member that tendered an Interest was validly tendered and not withdrawn prior to the expiration of the Offer, and such portion of the Interest was accepted for purchase by the Fund in accordance with the terms of the Offer.

         4. The payment of the purchase price for the portion of the Interest tendered was made on January 22, 2004 to the sole Member who tendered a portion of its Interest that was accepted for purchase by the Fund in accordance with the terms of the Offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        LAZARD ALTERNATIVE
                                        STRATEGIES FUND, L.L.C.

                                        By:  /s/ Michael S. Rome
                                             ----------------------------
                                             Name:   Michael S. Rome
                                             Title:  Authorized Signatory
March 26, 2004